SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO.)1

                             SMARTSERV ONLINE, INC.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title or Class of Securities)

                                   13-3750708
                                 (CUSIP Number)

                                  May 12, 2000
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


----------
     1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 8478Q-10-3                   13G                   Page 2 of 5 Pages



------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TecCapital Ltd.
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (A)   [ ]
         N/A                                                    (B)   [ ]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

        NUMBER OF                    303,030 (See Item 4.)
          SHARES         -----------------------------------------------------
       BENEFICIALLY          6       SHARED VOTING POWER
        OWNED BY
          EACH                       0
        REPORTING        -----------------------------------------------------
         PERSON              7       SOLE DISPOSITIVE POWER
          WITH
                                     303,030 (See Item 4.)
                         -----------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                     0
------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         303,030 (See Item 4.)
------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A
------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%
------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 8478Q-10-3                   13G                   Page 3 of 5 Pages



ITEM 1(A).     NAME OF ISSUER:

               SmartServ Online, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1 Station Place
               Stamford, Ct 06902


ITEM 2(A).     NAME OF PERSON FILING:

               TecCapital Ltd.

ITEM 2(B).     RESIDENCE:

               Cedar House, 41 Cedar Avenue, Hamilton, HM12 Bermuda


ITEM 2(C).     CITIZENSHIP:

               Bermuda

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.01 par value per share

ITEM 2(E).     CUSIP NUMBER:

               13-3750708

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.


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CUSIP No. 8478Q-10-3                   13G                   Page 4 of 5 Pages



ITEM 4. OWNERSHIP:

  (a)  Amount beneficially owned: 303,030
  (b)  Percent of class:  5.7% (1)
  (c)  Number of shares as to which such person has:
       (i)   Sole Power to vote or to direct the vote:  303,030
       (ii)  Shared power to vote or to direct the vote:  0
       (iii) Sole power to dispose or to direct the disposition of:  303,030
       (iv)  Shared power to dispose or to direct the disposition of:  0


       (1) Based upon an aggregate of shares outstanding on May 31, 2000.



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

CUSIP No. 8478Q-10-3                   13G                   Page 5 of 5 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               August 22, 2000
                                             ------------------------
                                                      (Date)



                                               /s/ Charles  R. Klotz
                                             ------------------------


                                               Director
                                             ------------------------
                                                    (Name/Title)